SCHEDULE 14A INFORMATION
            Proxy Statement Pursuant to Section 14(a)
             of the Securities Exchange Act of 1934
                        (Amendment No. 6)

Filed by the Registrant [ ]

Filed by a party other than the Registrant [X]

Check the appropriate box:
[ ] Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by
Rule
    14a-6(e)(2))
[X] Definitive Proxy Statement
[ ] Definitive Additional Materials
[ ] Soliciting Material Pursuant to Section 241.14a-11(c) or
Section
    240.14a-12

                   EUROPA CRUISES CORPORATION
        (Name of Registrant as Specified In Its Charter)

 PETER J. CATALANO, STEPHAN A. FITCH, ELIEZER BECHER & JERRY C.
                             MCCALL
     (Name of Person(s) Filing Proxy Statement if other than
                           Registrant)

Payment of Filing Fee (Check the appropriate box):
[X] No fee required.
[ ] Fee computed on table below per Exchange Act Rules
14a-6(i)(4) and
    0-11.

     1) Title of each class of securities to which transaction applies:

     ------------------------------------------------------------
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     2)  Aggregate number of securities to which transaction
applies:

     ------------------------------------------------------------
-------

     3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the
         amount on which the filing fee is calculated and state how it was determined):

     ------------------------------------------------------------
-------

     4)  Proposed maximum aggregate value of transaction:

     ------------------------------------------------------------
-------

     5)  Total fee paid:

     ------------------------------------------------------------
-------


[ ] Fee previously paid with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     1)   Amount Previously Paid
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     2)   Form, Schedule or Registration Statement No.:
     --------------------------------------------------
     3)   Filing Party:
     --------------------------------------------------
     4)   Date Filed:
     --------------------------------------------------

          THE COMMITTEE TO IMPROVE STOCKHOLDER VALUE OF
                   EUROPA CRUISES CORPORATION
                   1412 BROADWAY, SUITE #2110
                    NEW YORK, NEW YORK 10018

           PROXY STATEMENT OF THE COMMITTEE TO IMPROVE
         STOCKHOLDER VALUE OF EUROPA CRUISES CORPORATION
             IN OPPOSITION TO THE BOARD OF DIRECTORS

                          ------------

                   Europa Cruises Corporation
                 Annual Meeting of Stockholders
                  Scheduled for April 18, 1997

                          ------------

TO ALL STOCKHOLDERS OF EUROPA CRUISES CORPORATION:

          This Proxy Statement is being furnished to holders (the "Stockholders") of the Common Stock, par value $0.001 per share (the "Common Stock"), of Europa Cruises Corporation ("Europa Cruises" or the "Company") in connection with the solicitation of proxies by the Committee to Improve Stockholder Value of Europa Cruises Corporation (the "Committee") for use in connection with the Company's 1997 Annual Meeting which is scheduled to be held at 9:00 a.m. on Friday, April 18, 1997 at the North Redington Beach Hilton, 17120 Gulf Boulevard, North Redington Beach, Florida 33708 or at any adjournments or postponements thereof (the "Annual Meeting").

          The definitive form of this Proxy Statement and the Proxy Card are intended to be sent to Stockholders on or about
March 27, 1997.

          The members of the Committee are Peter J. Catalano, Stephan A. Fitch, Eliezer Becher and Jerry Chalmers McCall, Ph.D. In opposition to the present Board of Directors, the Committee is seeking to solicit the proxies of Stockholders to be used: (i) to vote FOR the election of Peter J. Catalano,
                                     ---
Stephan A. Fitch and John H. Glassey, Ed.D., as directors of the Company to serve until their successors are duly elected and qualified, who, as more fully described herein, intend, if elected, to increase the size of the Board of Directors from three to five and to appoint Paul Wells and Charles H. Reddien as directors (Messrs. Catalano, Fitch, Glassey, Wells and Reddien are referred to herein as the "Committee's Slate"); and (ii) to vote in their discretion on such other matters as may properly come before the meeting or any adjournments or postponements thereof. Although she is not a member of the Committee, Dana V. Catalano, Mr. Catalano's spouse, has taken certain actions described herein and, pursuant to the rules of the Securities and Exchange Commission, is deemed to be a participant in this proxy solicitation.

          The Committee is seeking your support to elect their nominees to the Board of Directors. Except as otherwise noted herein, the information concerning the Company has been taken from or is based upon documents and records on file with the Securities and Exchange Commission and other publicly available information. The Committee does not take responsibility for the accuracy or completeness of the information contained in such documents and records, or for any failure by the Company to disclose events that may affect the significance or accuracy of any such information.

          The Company has fixed the close of business on March 14, 1997 as the record date (the "Record Date") for the determination of Stockholders entitled to notice of, and to vote at, the Annual Meeting and any adjournments thereof. In the proxy statement dated March 20, 1997 filed by the Company with respect to this Annual Meeting (the "Company's Proxy Statement"), there were said to be, as of the Record Date, 27,108,854 shares of Common Stock, 926,000 shares of Series S Voting, Non-convertible, Redeemable Preferred Stock (the "Series S Preferred Stock") and 900,000 shares of Series S-NR Voting, Non-convertible, Non-Redeemable Preferred Stock (collectively with the Series S Preferred Stock, the "Voting Preferred Stock") issued and outstanding and entitled to vote. Each share of Common Stock and Voting Preferred Stock is entitled to one vote.

March 25, 1997

                            IMPORTANT

          Carefully review this Proxy Statement and the enclosed materials. YOUR PROXY IS IMPORTANT. No matter how many or how few shares you own, please vote FOR the Committee's Slate, as set forth herein.

          No Proxy Card will be furnished by the Committee prior to such time as a definitive Proxy Statement has been filed with the Securities and Exchange Commission. The Committee's definitive Proxy Statement and Blue Proxy Card, are intended to be released to Stockholders on or about March 27, 1997. Please vote for the Committee's nominees by so indicating and by signing, dating and mailing the Committee's BLUE Proxy Card, promptly upon receipt, to the Committee in the postage-paid envelope that will be delivered to you with the definitive Proxy Statement. In order to vote for the Committee's Slate, you MUST use the Committee's BLUE Proxy Card; you CANNOT use the Company's WHITE Proxy Card to vote for the Committee's Slate.

          IF YOU EXECUTE AND RETURN THE COMPANY'S WHITE PROXY CARD, SUPPLIED TO YOU BY THE COMPANY'S BOARD OF DIRECTORS, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE BY SIGNING, DATING AND RETURNING THE COMMITTEE'S BLUE PROXY CARD. Remember, your latest dated proxy determines your vote at the Annual Meeting.

          If you own your shares in the name of a brokerage firm, bank nominee or other institution, only they can vote your shares of Common Stock. Accordingly, you should contact the person responsible for your account and give instructions with respect to the voting of your shares. YOUR BROKER CANNOT VOTE YOUR SHARES UNLESS HE OR SHE RECEIVES YOUR SPECIFIC INSTRUCTIONS.

          IF YOU HAVE ANY QUESTIONS OR HAVE ANY DIFFICULTY
GRANTING PROXIES, YOU ARE INVITED TO CONTACT PETER J. CATALANO AT
(212) 398-2244.

          SHARES REPRESENTED BY A VALID UNREVOKED BLUE PROXY CARD WILL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SHARES REPRESENTED BY A BLUE PROXY CARD WILL BE VOTED FOR THE ELECTION OF THE COMMITTEE'S NOMINEES AS DIRECTORS OF THE COMPANY AND WILL BE VOTED IN THE DISCRETION OF THE PERSONS NAMED THEREIN ON ANY OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING. PROXIES MAY BE REVOKED AT ANY TIME PROVIDED THAT A WRITTEN REVOCATION WHICH CLEARLY IDENTIFIES THE PROXY BEING REVOKED IS EXECUTED AND DELIVERED TO THE COMMITTEE, ATTENTION: PETER J. CATALANO, 1412 BROADWAY, SUITE #2110, NEW YORK, NEW YORK 10018 OR TO THE SECRETARY OF THE COMPANY AT ITS PRINCIPAL EXECUTIVE OFFICES, EUROPA CRUISES CORPORATION, 150 153RD AVENUE, SUITE 200, MADEIRA BEACH, FLORIDA 33708. A LATER DATED PROXY AUTOMATICALLY REVOKES AN EARLIER DATED ONE. YOU MAY ALSO REVOKE ANY PROXY GIVEN BY ATTENDING THE ANNUAL MEETING AND VOTING YOUR SHARES OF COMMON STOCK.


      BACKGROUND OF AND REASONS FOR THE PROXY SOLICITATION

          The members of the Committee beneficially own an aggregate of 484,235 shares of Common Stock, or 1.67% of the total voting power of the Common Stock and the Voting Preferred Stock said by the Company to be outstanding as of the Record Date (adjusted to include 69,500 shares issuable pursuant to warrants beneficially owned by Mr. Fitch); such beneficial ownership includes 120,000 shares beneficially owned by Mr. Catalano and his spouse, Ms. Catalano, as to which Mr. Catalano disclaims personal beneficial ownership. The members of the Committee's Slate beneficially own in the aggregate 497,000 shares of Common Stock (189,500 of such shares are beneficially owned by Mr. Catalano and Mr. Fitch and are also included in the beneficial ownership of the members of the Committee, and 300,000 of such shares are reported to be issuable pursuant to options granted to Mr. Reddien; the Committee does not know whether the options covering 200,000 of such shares remain exercisable following Mr. Reddien's resignation from subsidiaries of the Company effective March 24, 1997). Ms. Catalano, who is deemed a participant in this solicitation, beneficially owns 120,000 shares of Common Stock (all of which shares are also included in the beneficial ownership of the members of the Committee).

          In addition to the interests reported above, Mr. Fitch, an independent investment banker and member of the Committee, was previously associated with an investment banking firm engaged to assist the Company in a private placement of securities and has continued to be interested in the affairs of the Company.

Committee Concerns
------------------

          The Committee is concerned with the business circumstances and financial performance of the Company. Among other things, the Committee believes that two of the Company's three directors, Deborah A. Vitale, Esq. and Piers Hedley, have little or no significant business experience in the gaming, cruise ship and real estate businesses. The Company's results raise questions about their ability to successfully manage the operations of the Company. Ms. Vitale's principal business background is as a trial attorney, and Mr. Hedley's principal business background is in investment banking. The Committee also questions whether Mr. Hedley, one of only three directors, can play an active role in matters affecting this troubled Company while residing full-time in England.

          Other Committee concerns are described below.

Increase In Outstanding Shares
------------------------------

          The number of outstanding shares of Common Stock has grown from 14,407,349 shares outstanding in December 1992 (according to the Company's Annual Report on Form 10-K for the period ended December 31, 1992) to 27,108,854 shares said to be outstanding as of the Record Date (according to the Company's Proxy Statement), an increase of 88%; if the additional 2,822,467 shares of preferred stock (with an aggregate liquidation preference of $3,922,014) said to have been issued during that period are also included, even on a one-for-one basis, that increase is 108%. The Company also has said that it issued a substantial number of stock options to its employees, officers and directors, including 1,900,000 options issued to its present senior executive officers and directors. As described in the table beginning on page 22, the current directors of the Company presently hold only 9,770 outstanding shares of Common Stock, or less than .05%, for their own account. THE ADDITIONAL STOCK INTEREST REPORTED AS BENEFICIALLY OWNED BY THE INCUMBENT BOARD MEMBERS CONSISTS ENTIRELY OF OPTIONS AND WARRANTS GRANTED TO THEM BY THE BOARD AND 4,750,000 SHARES SAID TO BE HELD BY THE EUROPA CRUISES EMPLOYEE STOCK OWNERSHIP PLAN, TRUST AGREEMENT (THE "ESOP") CREATED BY THE BOARD WITH CERTAIN OF ITS MEMBERS AS TRUSTEES. ACCORDING TO THE COMPANY'S PROXY STATEMENT, NONE OF THESE OPTIONS WERE EXERCISED AS OF THE RECORD DATE, AND CONSEQUENTLY, THE SHARES UNDERLYING THOSE OPTIONS HAVE NOT BEEN ISSUED AND CANNOT BE VOTED.

          The Committee believes that the increase in outstanding shares and the options granted to insiders have had a significant dilutive effect on the Stockholders. In addition, the Company has suffered significant losses in three of the last four completed fiscal years (although it has shown a modest profit through September 1996). In the only year during such period that the Company did not suffer a loss (1994), the profit was achieved through a one-time $2.25 million gain on the exercise of an option to purchase, and subsequent sale of, gaming land in Biloxi, Mississippi.

Decline In Stock Price
----------------------

          From its October 1992 high of $5.69 per share, the price of the Common Stock declined by 87% to its year-end 1996 price of $0.75 per share. The graph below dramatically illustrates the year-end closing prices of the Common Stock since
1992.

   [Bar Graph Showing Year-End Closing Prices of the Company's
                          Common Stock]


          Closing Price

12/31/92  $3.75
12/31/93  $1.38
12/30/94  $1.19
12/29/95  $0.69
12/31/96  $0.75


          The Committee believes that the Common Stock is undervalued and that the Company should take steps to address this and other concerns. In the Committee's view, the Company's continuing losses, substantial stock issuances and option grants, and the lack of a clearly articulated business plan, have led to an absence of Stockholder confidence in the Company's management.

Failure to Hold Annual Meetings
-------------------------------

          The Committee has been concerned that the Company has not held a meeting of Stockholders for the election of directors in more than two years; the last such meeting was held in November 1994. Two of the three current directors of the Company were neither elected nor confirmed by the vote of the Stockholders; Lester E. Bullock was appointed a director by the Board of Directors two years ago in March 1995 and Piers Hedley was similarly appointed in November 1995. The Committee believes that, among other things, it is generally inappropriate for a director of a public company not originally elected by Stockholders to serve for an extended period in the absence of a confirming Stockholder vote. (As stated herein, the Committee's Slate intends, if successful, to appoint Mr. Wells and Mr. Reddien as directors of the Company; accordingly, by voting for Messrs. Catalano and Fitch and Dr. Glassey, the Committee believes that Stockholders would be confirming the service of Messrs. Wells and Reddien as directors.)

          Ms. Catalano instituted an action on January 8, 1997 in the Court of Chancery of the State of Delaware pursuant to
Section 211 of the Delaware General Corporation Law requesting that the Court compel the Company promptly to hold an annual meeting of Stockholders. Ms. Catalano and the Company settled that action pursuant to a Stipulation and Order of the Court of Chancery on February 12, 1997, agreeing that this Annual Meeting of Stockholders would be held on April 18, 1997 and that the Record Date would be March 14, 1997. Ms. Catalano also delivered to the Company a demand pursuant to Section 220 of such Corporation Law requesting inspection of certain books and records of the Company, including a list of Stockholders of the Company to permit communication with other Stockholders on matters relating to their interest as Stockholders and their investment in the Company, including communications with other Stockholders in connection with the election of directors of the Company at the 1997 Annual Meeting, and the possible solicitation of proxies in connection therewith in accordance with applicable law. On March 17, 1997, certain of the requested records, including a list of record holders, were provided to Ms. Catalano.

Other Disturbing Business Developments
--------------------------------------

          In a recent example of the failings of the Company's current management, reported in the St. Petersburg Times on February 2, 1997* and on March 12, 1997,** Europa Cruises launched its 250-passenger cruise ship, the STARDANCER, in Tierra Verde, Florida, and was promptly forced to stop operating because the Company had failed to obtain the necessary local permits.
The Company would also be required to pay an estimated transportation impact fee of $42,210, according to the Pinellas county development review services manager. According to the March 12 article,

[FN]
---------------------
* Kathy Saunders, "Group dock's ship's gambling cruises," St. Petersburg Times, February 2, 1997, at 8. Permission to refer to this article has not been sought or obtained from the author or the publication, and the reference herein does not imply their support for the Committee or the Committee's Slate.
** Mark Albright, "Group buys Tier Verde Resort," St. Petersburg Times, South Pinellas Edition, March 12, 1997, at 1E. Permission to refer to this article has not been sought or obtained from the author or the publication, and the reference herein does not imply their support for the Committee or the Committee's Slate.
[/FN]
Europa Cruises had already lost $200,000 in this project in the six weeks the STARDANCER had sat idle; the Committee does not know whether this figure includes the transportation impact fee. The article quotes Mr. Bullock as stating that the incident "is
costing us a fortune."   Other incidents include the February
1993 and March 1994 announcements of, and subsequent failure to pursue and consummate, a spin-off of the Company's Casino World, Inc. subsidiary, which owns the Diamondhead, Mississippi gaming property, and the August 1995 seizure of the Company's three cruise ships by its creditors.

Employee Stock Ownership Plan
-----------------------------

          The Committee also has considered the Company's reported establishment and maintenance of the ESOP (which is currently said to hold 4.75 million shares of Common Stock that have not been allocated to the accounts of employees), including its highly leveraged nature; the ESOP was funded in August 1994 by two loans from the Company, aggregating $7.455 million. Although such plans are theoretically intended for the benefit of employees, they can have the effect of entrenching management, especially where, as with the Company, only inside directors serve as trustees, and only a fraction of the shares said to have been issued to the ESOP are allocated to employee accounts. In fact, since the ESOP was reportedly established in 1994, only in 1995 were shares allocated to the accounts of employees - the
      ----
intended beneficiaries of such a plan. Voting power over all of those unallocated shares is reported to be shared by Ms. Vitale and Mr. Bullock, as trustees of the ESOP. As to any such shares, trustees are, among other things, required to vote in a manner consistent with the fiduciary duties imposed by the Employee Retirement Security Act of 1974, as amended ("ERISA").

Committee Formation
-------------------

          The Committee to Improve Stockholder Value of Europa Cruises Corporation was formed to seek and share information regarding the Company, to pursue discussions of mutual concerns and to discuss and consider whether to pursue discussions with, or make recommendations to, the Company's management, as well as what other steps might be appropriate in the interests of the Company and its Stockholders. The Committee has reviewed and discussed the Company's reports filed with the Securities and Exchange Commission, other publicly available information regarding the Company, information obtained by members of the Committee from the financial community relating to the Company's reports and the level of perceived Stockholder dissatisfaction with the Company's performance, and from the Company and its officers. The Committee has considered the views of its members as to the level of perceived Stockholder dissatisfaction with the Company, and discussed its members' own dissatisfaction with the performance of the Company and certain of the Company's policies, including the dramatic increase in the number of outstanding shares of capital stock, the substantial stock options granted to the Company's management while the Company's results have languished, the reported establishment of an ESOP, and certain of the other business developments described above, as well as certain of the Company's financial practices, including the decision in 1995 to change from the accrual method of accounting for major repairs and maintenance in dry-dock to the deferral method (thereby reducing the Company's stated 1995 net loss by approximately $175,000 and reducing the Company's stated 1995 net loss before cumulative effect of the change in accounting principle by approximately $40,000).

          In sum, the Committee has determined that it does not have confidence that Europa Cruises' Board of Directors as presently constituted can be relied upon to maximize the value of the Company's shares.

The Committee's Slate is Committed to
Europa Cruises Stockholders
-------------------------------------

          The members of the Committee's Slate are committed, if elected, to review the Company's affairs in detail and take such action as they deem advisable and in the best interest of Stockholders with a view to improving Stockholder value.
Specifically, the Committee's Slate's goals are:

     1. To improve the operating profitability of Europa Cruises, and thereby improve the value of the Common Stock, and to this end expand the Board to include individuals with extensive additional experience in the real estate, gaming and cruise businesses, capable of improving the profitability of existing operations and developing or acquiring profitable new operations.

     2.   To successfully pursue development of the Company's
       Diamondhead, Mississippi property as a casino resort and hotel with a view toward maximizing Stockholder value.

          If elected, the Committee's Slate is committed to working to provide maximum value for you -- the owners of the Company. The Committee's Slate is committed to exploring and, to the extent possible, implementing the goals described above. If elected, the Committee's Slate intends to commence immediately a thorough review of the Company's financial condition, accounting practices and operating policies; the actions of the Committee's Slate will depend largely upon the results of such review. In that regard, the Committee anticipates that Dr. Glassey's experience as part of the management team hired to lead Merv Griffin's Resorts Casino Hotel out of bankruptcy in less than one year would be of great benefit to the Company. (As more fully described on page 21, that team was assembled by Alfred J. Luciani, who, in November 1989, was hired by Merv Griffin's Resorts Casino Hotel as Executive Vice President and Chief Operating Officer with overall responsibility for operations of the casino and hotel; Dr. Glassey was hired by Mr. Luciani in January 1990 as Vice President - Marketing.) The Committee's Slate will endeavor to prepare a comprehensive business plan, keep the financial community and the Stockholders timely and accurately advised of significant Company developments, and foster friendly, positive relations with the Stockholders.

Prospects for Europa Cruises
----------------------------

          The Committee's Slate also intends, if elected, to restructure the Company by creating two separate divisions within the parent company. The Cruise Ship Division will operate the vessels and related facilities, and the Casino Division will operate both land-based and ship casinos. The Committee's Slate believes accountability is essential, and managers will be compensated on the basis of the performance of their division and the Company as a whole. The Committee's Slate strongly believes that the "cruise-to-nowhere" business is an under-exploited opportunity and a potentially profitable niche market. The Cruise Ship Division will investigate, among other things, redeployment of vessels to more lucrative markets, upgrade of existing ships, substantial expansion of the Company's fleet, improvement of player tracking systems, and implementation of busing programs. The Casino Division will explore riverboat, land-based and Indian gaming opportunities. The Committee's Slate expects to utilize the talents of its members to achieve this restructuring, while conserving resources and controlling overhead.

          Messrs. Catalano and Reddien and Dr. McCall will be installed as the directors of Casino World, Inc. and Mississippi Gaming Corporation, the Company's subsidiaries responsible for the development of the Diamondhead, Mississippi project. The Committee believes that the collective experience of Messrs. Catalano and Reddien and Dr. McCall in real estate, gaming and general business operations, as well as Dr. McCall's familiarity with the region and Mr. Reddien's familiarity with the project, make them well-equipped for the task of overseeing the development of this property. Mr. Reddien lives in Mississippi and has devoted substantial effort during the past two years to winning the necessary permits for developing this project; these efforts laid the groundwork for any transaction involving the Diamondhead property.

Hilton Negotiation on Diamondhead, Mississippi Project
------------------------------------------------------

          The Company has announced a 180-day exclusive negotiating agreement with Hilton Gaming Corp., for which the Company has received $400,000. The contemplated joint venture, if consummated, would give Hilton majority ownership, control and management of the 404 acre Diamondhead project. The Committee is very concerned that this highly valued asset be properly developed and its value maximized for the benefit of Stockholders. The Committee does not have enough information to determine whether the proposed joint venture is in the best interests of the Stockholders. The Committee knows of no reason why the change in management resulting from election of the Committee's Slate should have an adverse effect on the Diamondhead project; such election would allow the negotiation with Hilton to proceed with business-oriented individuals who understand the issues arising in casino resort development. The Committee also believes that Mr. Reddien's great experience in the development of this project, including his responsibility for obtaining the necessary permits, will be of great benefit.

                   THE COMMITTEE AND ITS SLATE

          The members of the Committee are Peter J. Catalano, Stephan A. Fitch, Eliezer Becher and Jerry Chalmers McCall, Ph.D. Information concerning the Committee's members and Dana V. Catalano (who, as previously described, is deemed to be a participant in this solicitation), including their business addresses, relationships to one another, and beneficial ownership of securities of the Company, is set forth herein and on Appendix A hereto. Other than as set forth herein, neither the members of the Committee, the members of the Committee's Slate, nor any other participant in this solicitation has any interest in the matters to be voted upon at the Annual Meeting, other than their interest as Stockholders.

          According to the Company's Proxy Statement filed in respect of this Annual Meeting, the Board of Directors of the Company has fixed the number of directors at three. The Company's bylaws grant authority to the Board of Directors to (i) fix by resolution the number of directors of the Company at a number between three and ten, and (ii) to fill any vacancy resulting from such increase. The Committee's nominees for membership on the Company's Board of Directors are Peter J. Catalano, Stephan A. Fitch, John H. Glassey, Ed.D., Paul Wells and Charles H. Reddien. Pursuant to this Proxy Statement, the Committee will solicit proxies to vote for the election as directors of Messrs. Catalano and Fitch and Dr. Glassey. If elected, at the first meeting of the board of directors, which they intend to hold immediately after the Annual Meeting, Messrs. Catalano and Fitch and Dr. Glassey intend to increase the number of directors of the Company to five and appoint Messrs. Wells and Reddien as a directors, thereby filling the vacancies created. Mr. Reddien resigned effective March 24, 1997 from his positions as President and a director of Casino World, Inc. and Mississippi Gaming Corporation, both of which are subsidiaries of the Company; prior to February 14, 1997, Mr. Reddien was also Chairman of such subsidiaries. Each of Messrs. Catalano, Fitch, Glassey, Wells and Reddien has consented to serve as a director if elected and intends to discharge his duties as director of the Company in compliance with all applicable legal requirements, including the general fiduciary obligations imposed upon directors of a corporation.

          The term of each director elected at the 1997 Annual Meeting will be until the next Annual Meeting of Stockholders or until his or her successor is duly elected and qualified. The Committee has no reason to believe any of its nominees will be disqualified or unable or unwilling to serve if elected.
However, in the event that any of the Committee's nominees should become unavailable for any reason, proxies may be voted for another person nominated by the Committee to fill the vacancy. Except as described herein, there are no arrangements or understandings between any nominee and any other person pursuant to which he was selected as a nominee.

          Set forth below is the age, principal occupation, directorships and beneficial ownership of Common Stock of each member of the Committee's Slate as of March 25, 1997. The members of the Committee and the Committee's Slate do not own any shares of the Company's Voting Preferred Stock.


                                                  Number of
                           Present Principal      Shares of
                            Occupation and       Common Stock  Percent
Name, Business           Principal Occupations   Beneficially     of
Address & Age            During the Last Five       Owned      Stock(1)
--------------           Years; Directorships   -------------  --------
                        -----------------------       --
                                 ----

Peter J. Catalano, 55   President, Catalano       120,000(2)    0.41%
1412 Broadway,          Realty Corp. (real
Suite 2110              estate acquisition,
New York, NY 10018      development, management
                        and brokerage) since
                        March 1995; President,
                        Catalano Asset
                        Advisors, Inc.
                        (financial consulting)
                        since March 1995; and
                        Chairman, U-Bet Cruises
                        & Casinos, Inc. (cruise
                        ship and gaming
                        operations) since
                        August 1995. Mr.
                        Catalano was Chairman
                        and Chief Operating
                        Officer of Gold Star
                        International, Inc.
                        (cruise ship and gaming
                        operations) from 1992
                        to December 1994. From
                        1992 until its
                        acquisition in July
                        1993, Mr. Catalano was
                        a director of a New
                        York Stock Exchange
                        listed company, Belding
                        Heminway Company, Inc.
                        (manufacturing of
                        threads, yarns and
                        fabrics). In addition,
                        Mr. Catalano has been a
                        principal in several
                        real estate
                        acquisition,
                        development, management
                        and brokerage firms,
                        including serving as
                        President of Catalano-
                        Kornblum Development
                        Corp. from 1978 to
                        1995, and has served
                        since 1985 as Vice
                        President, WHI Inc.
                        (hotel and
                        hospitality).

Stephan A. Fitch, 38    Independent Investment    69,500(3)     0.24%
555 South Barrington    Banker since January
Avenue, #414            1996. From 1992 to
Los Angeles, CA 90049   January 1996, Mr. Fitch
                        was Executive Vice
                        President of New World
                        Capital Inc., an
                        investment banking
                        firm; prior to December
                        1992, Mr. Fitch was co-
                        founder and Senior
                        Partner of Somerset
                        Group Ltd., a private
                        investment banking
                        company (with which
                        Charles H. Reddien was
                        also affiliated).

John H. Glassey, Ed.D., Vice President,              ----        ----
49                      Corporate Development,
Bayport One, Suite 300  Luciani and Associates,
Yacht Club Drive        LLC (casino management,
West Atlantic City, NJ  development, design and
08232                   consultation) since
                        December 1995. Dr.
                        Glassey was Vice
                        President, Corporate
                        Development, American
                        Gaming and
                        Entertainment, Ltd.
                        (casino management,
                        development, design and
                        consultation) from
                        April 1993 to December
                        1995; Special Assistant
                        to the President,
                        Foxwoods Resort Casino
                        (casino) from 1992 to
                        1993; and Vice
                        President, Executive
                        Director-Marketing,
                        Merv Griffin's Resorts
                        Casino Hotel (casino),
                        from 1990 to 1991.
                        During 1992 and 1993,
                        Dr. Glassey directed
                        the launching of the
                        CROWN EMPRESS, the
                        first U.S flagged
                        cruise ship to operate
                        in the Florida daily
                        cruise market. Prior to
                        1991, Dr. Glassey
                        served in several
                        marketing positions in
                        the gaming, cruise and
                        entertainment
                        industries, including
                        serving for seven years
                        as Director of
                        Operations for the
                        Eastern and Caribbean
                        sectors of Paulson
                        Casino Gaming Co., Inc.
                        (gaming supplies), and
                        as a marketing
                        consultant to Norwegian
                        Cruise Lines and Gemaco
                        Playing Card Company.
                        In addition to being
                        successfully reviewed
                        for gaming licenses in
                        several states, Dr.
                        Glassey has held a key-
                        executive license in
                        New Jersey, which is
                        recognized as the
                        benchmark license in
                        the gaming industry.

Paul Wells, 46          Management consultant        ----        ----
2430 N.E. 199th Street  since December 1994.
North Miami Beach,      Mr. Wells was
Florida 33180           President, Gold Star
                        Cruises of Galveston
                        L.C. (cruise ship and
                        gaming operations) from
                        January 1992 to
                        December 1994; Vice
                        President of Corporate
                        Development, Fraser
                        Maritime Services, Inc.
                        (food services;
                        development of maritime
                        business opportunities)
                        from January 1990 to
                        December 1993;
                        Principal, National
                        Maritime, Inc.
                        (development and sale
                        of U.S. flag vessels)
                        from December 1986 to
                        December 1989; Vice
                        President of
                        Operations, director
                        and founder, Regency
                        Cruises, Inc., a
                        publicly traded company
                        in the over the counter
                        market (cruise ship
                        operations) from
                        September 1984 to
                        December 1986; and
                        President and founder,
                        Adventure Cruise Lines,
                        USA (development,
                        construction and
                        marketing of U.S. flag
                        passenger vessels) from
                        1984 to 1986.  Prior to
                        1984, Mr. Wells was
                        involved in the
                        fiberglass pleasure
                        boat manufacturing
                        business, and in cruise
                        ship operations,
                        including serving from
                        1972 to 1977 as
                        Assistant Vice
                        President of Operations
                        for Carnival Cruise
                        Lines, Inc. (cruise
                        ship operations).

Charles H. Reddien, 52  Mr. Reddien resigned      307,500(4)    1.05%
5403 Indian Hill        effective March 24,
Boulevard               1997 from his positions
Diamondhead, MS 39525   as President and a
                        Director of Casino
                        World, Inc. and
                        Mississippi Gaming
                        Corporation, each a
                        subsidiary of the
                        Company, which he had
                        held since March 7,
                        1993; prior to February
                        14, 1997, he had also
                        served as Chairman of
                        the Board of Directors
                        of those companies. Mr.
                        Reddien was President
                        and Chief Executive
                        Officer and Chairman of
                        the Board of Directors
                        of the Company from
                        December 14, 1992 until
                        July 17, 1994; managing
                        Partner, President and
                        a Director of Somerset
                        Group Ltd., a private
                        investment banking
                        company, from November
                        1988 until December
                        1992; consultant to
                        worldwide casino
                        operator, Casinos
                        Austria International,
                        and Vice President,
                        Secretary and Director
                        of Casinos America
                        Corporation, a
                        subsidiary of Casinos
                        Austria Holding
                        Company, from inception
                        until October 1992. Mr.
                        Reddien is an attorney
                        licensed to practice
                        law in California and
                        Colorado and holds a
                        key-gaming license in
                        Colorado.  Mr. Reddien
                        resigned from the Board
                        of Europa Cruises in
                        July 1994.



(1)  The issued and outstanding Common Stock and Voting Preferred
Stock said by the Company to be outstanding as of the Record Date have been combined for purposes of determining the percentage of stock.

(2)  Includes 120,000 shares of Common Stock owned by Mr.
Catalano's wife, Dana V. Catalano, as to which Mr. Catalano disclaims personal beneficial ownership.

(3) Represents Mr. Fitch's interest in approximately one-third of the 208,500 warrants to purchase Common Stock of the Company which the Company has issued or is obligated to issue to New World Capital Markets, Inc. or NWCM Ltd. in connection with the engagement of NWCM Ltd. for certain securities offerings made in reliance on Regulation S during 1994. The remainder of such interest is held one-third by G. Wendall Birkhofer and one-third by Piers Hedley, a director of the Company. Such warrants have an exercise price of $1.933 per share and an expiration date of June 30, 1997; an additional 145,000 warrants issued or issuable in connection with the same transaction, which had an exercise price of $1.50 per share, expired on February 28, 1997.

(4) Includes 7,500 shares of Common Stock owned by Mr. Reddien; and 300,000 shares of Common Stock reported to be issuable upon exercise of options exercisable within sixty days. The Committee does not know whether the options covering 200,000 of such shares remain exercisable following Mr. Reddien's resignation from subsidiaries of the Company.


          Set forth below is the name, principal occupation or employment, principal business and address of any corporation or other organization in which such employment is carried on, and beneficial ownership of each member of the Committee who is not a member of the Committee's Slate and each other person who may be deemed a participant in this solicitation.


                              Present Principal        Number of     Percent
                          Occupation and Address of    Shares of        of
Name                        Corporation or Other      Common Stock   Stock(1)
----                            Organization          Beneficially   -------
                          -------------------------      Owned
                                     ---            ---------------
                                                          ---

Jerry Chalmers McCall,    Director, National Data       219,735       0.76%
Ph.D.                     Buoy Center Building
                          1100, Stennis Space
                          Center, MS 39529
                          (automated weather
                          measuring systems);
                          Owner, American Mini
                          Storage Co., 2550 Pass
                          Road, Gulfport, MS 39501
                          (storage facilities).

Eliezer Becher            Management Consultant,         75,000       0.26%
                          Becher & Co., 137 North
                          Riverside Avenue, Croton-
                          on-Hudson, NY 10520.

Dana V. Catalano          President, DVC Reiki Inc.     120,000       0.41%
                          (alternative medicine),
                          1412 Broadway, Suite
                          #2110, New York, New York
                          10018; President, DVC
                          Productions Inc.
                          (entertainment and media
                          productions), 1412
                          Broadway, Suite #2110,
                          New York, New York 10018.

All Members of the                                     791,735(2)     2.70%
Committee, the
Committee's Slate and
Other Participants as a
Group


(1)  The issued and outstanding Common Stock and Voting Preferred
Stock said by the Company to be outstanding as of the Record Date have been combined for purposes of determining the percentage of stock.

(2) Includes 69,500 shares issuable pursuant to warrants beneficially owned by Mr. Fitch and 300,000 shares reported to be issuable pursuant to options granted to Mr. Reddien. The
Committee does not know whether the options covering 200,000 of such shares remain exercisable following Mr. Reddien's resignation from subsidiaries of the Company.

          As required by the rules of the Securities and Exchange Commission, all transactions in securities of the Company engaged in by any member of the Committee, the Committee's Slate or Ms. Catalano during the past two years are summarized on Appendix A. The members of the Committee, the Committee's Slate and Ms. Catalano are not the record owners of any securities of the Company that they do not also own beneficially.

          Except as described in Notes (3) and (4) to the table relating to the Committee's Slate, no member of the Committee or of the Committee's Slate is, or was within the past year, a party to any contract, arrangement or understanding with any person with respect to any securities of the Company. No member of the Committee, the Committee's Slate or Ms. Catalano, or, to the knowledge of the Committee, any associates of the foregoing has any arrangement or understanding with respect to any future employment by the Company or its affiliates, and no such person has any arrangement or understanding with respect to any future transactions to which the Company or any of its affiliates will or may be a party.

          Among other business activities, certain real estate partnerships of which Mr. Catalano was one of two general partners (along with sophisticated limited partners experienced in such investments) -- Grammercy Twins Associates, 304 Park Avenue Associates, 14 West 23rd Street Associates, 24 East 23rd Street Associates, and 1412 Broadway Associates -- voluntarily filed for protection under Chapter 11 (Reorganization) of the United States Bankruptcy Code in August 1992, November 1993, October 1994, October 1994, and December 1995, respectively, as a result of several downturns in the real estate market.

          Mr. Catalano, a real estate developer, licensed architect and real estate broker, has been involved in the acquisition, development, and management of real estate, principally in New York City, for over 20 years, and managed, either as a general partner of various real estate partnerships or as an individual, a portfolio of real estate consisting at its peak in 1988 of approximately 1.2 million square feet of commercial office space having an estimated value of $200 million. In the face of the precipitous decline in the New York commercial real estate markets during the late 1980s and early 1990s, with midtown-south commercial vacancy rates reaching 18.3% in March 1993, a 68% increase from March 1989, and office rents during the same period declining 18.6%, the partnerships mentioned, like many other such ventures, experienced difficulty refinancing their debt, and therefore determined to seek protection under the federal bankruptcy laws. In each case, the proceedings were settled by agreement with the lending institutions accepting a deed in lieu of foreclosure for the relevant property.

          Mr. Catalano maintained personal guarantees in excess of $12 million for the benefit of various lenders to his real estate investments, of which $7 million was jointly guaranteed by his former partner. In the course of settlement negotiations with several such lenders, it was Mr. Catalano's understanding that his former partner did not have sufficient assets to satisfy his obligations under such personal guarantees, and in July 1996, so as not to bear an unfair portion of the costs of those settlements, Mr. Catalano filed as an individual for protection of his assets under Chapter 11 (Reorganization) of the Bankruptcy Code, which petition is currently pending. Mr. Catalano has submitted a plan of reorganization to satisfy the claims of his creditors, and believes that this plan (which he understands a majority of the committee of unsecured creditors and the largest secured creditor support) will be approved. The Committee believes that it is well-known that the late 1980s and early 1990s were difficult times for sophisticated real estate entrepreneurs, Mr. Catalano not excepted, and many prominent real estate professionals were subject to financial reorganizations arising from the real estate markets during this period. Mr. Catalano continues to maintain equity interests in real estate.

          Mr. Catalano was founder and Chairman of the Board of Gold Star International, Inc. ("Gold Star International"), which entered into a joint venture with Fraser Maritime Services, Inc., of which Mr. Wells was Vice President, and thereby became the owner of 68% of the equity of Gold Star Cruises of Galveston, L.C. (the "Galveston Joint Venture"). The Galveston Joint Venture began operations in the "cruise-to-nowhere" casino gaming business in November 1993. Through the efforts of its founder and President, Mr. Wells, it was granted a right of first refusal to operate dockside casinos on all Galveston Wharves properties, and the City Council of Galveston endorsed the Galveston Joint Venture as the City's chosen casino operator in the event that gambling was legalized in Texas. Gold Star International also intended to build a dock-side casino and hotel complex in Kemah, Texas. The success of these Texas initiatives by Gold Star International and the Galveston Joint Venture was largely dependent upon state lawmakers passing gaming legislation. Unfortunately, by October 1994, the outlook for gaming legislation in Texas was bleak and by early 1995, the Senate State Affairs Committee had rejected the proposal. Given that decision, and intense competition from the gaming operations established by Players International in nearby Lake Charles, Louisiana, at the initiative of Gold Star International and its joint venture partner, the Galveston Joint Venture voluntarily filed for protection under Chapter 11 of the federal bankruptcy laws; the proceeding was converted on June 8, 1995 to a proceeding under Chapter 7 (Liquidation). (The Catalano Family Trust, which has from time to time invested in gaming companies, maintains a passive minority interest in Gold Star International.)

          Although Gold Star International has withdrawn its operations from Texas, it continues through its subsidiary Goldstar Casinos Inc. to operate casinos aboard five vessels - three harbored in Florida, one in Nova Scotia, and one in New York City.

          In 1990 and 1991, Dr. Glassey served with the management team of Merv Griffin's Resorts Casino Hotel, helping it to emerge from reorganization proceedings. In November 1989, Alfred J. Luciani was hired as Executive Vice President and Chief Operating Officer of Merv Griffin's Resorts Casino Hotel, with overall responsibility for operations of the casino and hotel, and thereafter, in January 1990, brought Dr. Glassey in as Vice President - Marketing, along with several other gaming professionals. At the time Mr. Luciani was hired, Merv Griffin's Reports Casino Hotel was experiencing financial difficulty, and in December 1989 entered bankruptcy. The experienced team put together by Mr. Luciani brought that project out of bankruptcy in less than one year (notwithstanding the strong competition that the aging physical plant confronted from brand-new casino facilities on the Atlantic City boardwalk). The next assignment for Mr. Luciani, in May 1991, was to develop a start-up casino operating on an Indian Reservation in Ledyard, Connecticut; Mr. Luciani again called on Dr. Glassey, this time as a consultant with respect to entertainment and special events, as a community and media relations liaison and for certain special assignments. (Mr. Luciani also called on several of the other gaming professionals who had served with him at Merv Griffin's Resorts Casino Hotel.) By 1993 year-end, that project, the Foxwoods Resort Casino, was the largest casino in the western hemisphere and, according to industry estimates cited in the New York Times,* the most profitable casino in the world.

          In April 1993, pursuant to a Letter of Intent Agreement, Mr. Luciani entered into a four-year employment contract to serve as President and CEO of struggling Gamma International Ltd. ("Gamma"), now American Gaming & Entertainment Ltd., and to help that company develop casino ventures; Bennett Holdings, Inc., now Shamrock Holdings Group, Inc., was the largest shareholder of Gamma International. After losing $8.8 million in 1992 alone, the year before Mr. Luciani was hired, Gamma's independent auditors, Ernst & Young, had expressed "doubt about the company's ability to continue as a going concern." At the time Mr. Luciani was hired, an entity related to Bennett Holdings, Inc., Bennett Funding Group, Inc. ("Bennett Funding") agreed to provide $2 million in additional working capital and to expand its pre-existing project

[FN]
---------------------
* Francis X. Clines, "Gambling, Pariah No More, Is Booming Across America," New York Times, December 5, 1993, at Sect. 1,
p.1. Permission to refer to this article has not been sought or obtained from the author or the publication, and the reference herein does not imply their support for the Committee or the Committee's Slate.
[/FN]
   financing line of credit from $50 million to $75 million to implement a five-year development and expansion plan. Pursuant to such Letter of Intent Agreement, Gamma agreed, subject to execution of mutually acceptable definitive agreements, to offer employment to certain associates of Mr. Luciani, including Dr. Glassey, and to provide Mr. Luciani and such associates with certain other benefits. Dr. Glassey agreed to serve as Vice President-Corporate Development pursuant to a four-year employment contract. After a three-month in-house review, in which Dr. Glassey's role (in addition to analyzing the potential of many of Gamma's existing operations) was to identify and analyze potential gaming projects and submit them to Gamma's executive officers for approval, two projects were selected for development, a stalled dockside operation in Biloxi, Mississippi (later to be known as Gold Shore Casino) and a start-up casino operation in Melbourne, Australia, the Crown Casino. The latter project, to which Dr. Glassey was assigned to develop a marketing and advertising program (including establishment of business relationships with local hotels, the casino's brand name and logo, and player rating programs), was successfully developed and was, at 1995 year-end, Australia's largest and most successful casino; Dr. Glassey had no further involvement with the Gold Shore project after the initial decision to develop that project.

          Gamma International had a history of insufficient liquidity and was dependent upon Bennett Holdings, Inc. and certain related entities, including Bennett Funding, for both working capital and projected related financing. Bennett Funding did not provide the agreed-upon funding, and in 1995, when it became apparent that without the contemplated funding the five-year plan could not be achieved, the team negotiated a termination of their contracts. According to American Gaming's most recent report on Form 10-QSB, two of its wholly owned subsidiaries, AMGAM Associates, a Mississippi partnership, and American Gaming and Resorts of Mississippi, Inc., a Mississippi corporation, were in bankruptcy proceedings under Chapter 11 and expected to be imminently liquidated. Bennett Funding and a related entity were charged by the Securities and Exchange Commission with securities fraud on March 28, 1996, and on March 29, 1996, filed for protection under the federal bankruptcy laws.

          As the second-largest equity holder of Luciani and Associates, LLC, Dr. Glassey continues to be very active in gaming industry projects, including a proposed venture initiated by the Ontario Gaming Control.

                      SECURITY OWNERSHIP OF
            CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth the beneficial ownership of the Company's capital stock as of the Record Date of the directors, executive officers and certain persons believed by the Committee to be the beneficial owners of more than five percent of any class of the Company's securities.

          NOTE THAT, CONSISTENT WITH THE COMPANY'S PROXY STATEMENT, THE 4.75 MILLION UNALLOCATED SHARES SAID TO BE HELD BY THE COMPANY'S ESOP APPEAR MULTIPLE TIMES, AS BENEFICIALLY OWNED BY BOTH MS. VITALE AND MR. BULLOCK, BY THE OFFICERS AND DIRECTORS OF THE COMPANY IN THE AGGREGATE, AND BY THE ESOP ITSELF. MS. VITALE AND MR. BULLOCK ARE REPORTED TO BE THE TRUSTEES OF THE ESOP AND, ACCORDING TO THE COMPANY, ARE ENTITLED TO VOTE THE UNALLOCATED SHARES SAID TO BE HELD BY THE ESOP. AS TO ANY SUCH SHARES, TRUSTEES ARE, AMONG OTHER THINGS, REQUIRED TO VOTE IN A MANNER CONSISTENT WITH THE FIDUCIARY DUTIES IMPOSED BY ERISA.

          IN ADDITION, SHARE OWNERSHIP FOR MS. VITALE INCLUDES NOT ONLY THE 3,500 OUTSTANDING SHARES OWNED BY HER BUT ALSO 1,000,000 UNISSUED SHARES SUBJECT TO STOCK OPTIONS GRANTED TO HER BY THE COMPANY; SHARE OWNERSHIP FOR MR. BULLOCK INCLUDES NOT ONLY THE 6,270 OUTSTANDING SHARES ALLOCATED TO HIM UNDER THE ESOP BUT ALSO 550,000 UNISSUED SHARES SUBJECT TO STOCK OPTIONS GRANTED TO HIM BY THE COMPANY; AND SHARE OWNERSHIP FOR MR. HEDLEY INCLUDES 0 OUTSTANDING SHARES OWNED BY HIM, 250,000 UNISSUED SHARES SUBJECT TO STOCK OPTIONS GRANTED TO HIM BY THE COMPANY, AND 79,500 UNISSUED SHARES SUBJECT TO WARRANTS ISSUED OR TO BE ISSUED BY THE COMPANY. SHARE OWNERSHIP SHOWN FOR MR. WALTER AND FOR MS. GLADSTONE ALSO INCLUDES SIGNIFICANT UNISSUED SHARES SUBJECT TO OPTIONS GRANTED BY THE COMPANY. ACCORDING TO THE COMPANY'S PROXY STATEMENT, SUCH OPTIONS AND WARRANTS HAVE NOT BEEN EXERCISED AND DO NOT REPRESENT SHARES ISSUED, PAID FOR AND ENTITLED TO VOTE AT THE ANNUAL MEETING. THE COMPANY'S BOARD OF DIRECTORS, EXECUTIVE OFFICERS, AND OTHER PARTICIPANTS IN ITS SOLICITATION HAVE VOTING POWER OVER 4,777,815 SHARES, OR 16.51% OF THE TOTAL VOTING POWER, INCLUDING 4.75 MILLION SHARES SAID TO BE HELD BY THE ESOP WHICH MUST BE VOTED CONSISTENT WITH THE FIDUCIARY DUTIES IMPOSED BY ERISA.


                                                            Percent
Name and Address               Amount and Nature of            of
Of Beneficial Owner            Beneficial Ownership         Class(1)
-------------------            --------------------          ------

                           Sole       Shared
                          Voting      Voting      Total
                           Power      Power       -----
                        ----------  ----------
                             -          --

Ernst G. Walter         3,316,334      ----     3,316,334  11.38%(2)
Serco International         (2)                    (2)
Limited
Austroinvest
International
Gaming Invest
Corporation
P.O. Box - 15 A-9010
Klagenfurt, Austria

Europa Cruises             ----     4,750,000   4,750,000  16.42%(3)
Corporation                            (3)         (3)
Employee Stock
Ownership Plan-Trust
Agreement
150-153rd Avenue
Madeira Beach, FL 33708

Lester E. Bullock       556,270(4)  4,750,000   5,306,270  18.00%(4)
President and director                  (3)        (4)
150-153rd Avenue
Madeira Beach, FL 33708

Deborah A. Vitale,      1,003,500   4,750,000   5,753,500  19.22%(5)
Esquire                     (5)        (3)         (5)
Chairman of the Board
and
  Secretary
1013 Princess Street
Alexandria, VA 22314

Piers Hedley            329,500(6)     ----     329,500(6)  1.13%(6)
Director
7 Downing Close
Sutton Lane Ends
Macclesfield, Cheshire,
England



Debra Gladstone          67,045(7)     ----     67,045(7)   0.23%(7)
Chief Financial Officer
150-153rd Avenue
Madeira Beach, FL 33708

All directors and       1,956,315   4,750,000   6,706,315   21.73(8)
executive officers as a     (8)         (3)         (8)
group (4 persons)


(1)  The issued and outstanding Common Stock and Voting Preferred
Stock said by the Company to be outstanding as of the Record Date have been combined for purposes of determining the percentage of stock.

(2) The beneficial ownership reported for Dr. Walter, Serco International Limited, Austroinvest International and Gaming Invest Corporation includes 900,000 Shares of Series S-NR Voting, Non-convertible, Non-Redeemable Preferred Stock and 1,090,334 shares of Common Stock owned by Serco International Limited; 926,000 shares of Series S Preferred Stock owned by Austroinvest International Limited; 200,000 shares of Common Stock owned by Gaming Invest Corporation; and 200,000 shares of Common Stock issuable to Dr. Walter upon exercise of options exercisable within sixty days. According to the Company, Serco International Limited, Austroinvest International Limited and Gaming Invest Corporation are affiliated entities, and Dr. Walter is believed to be the sole director of each company.

(3) Represents the reportedly unallocated portion of the Common Stock said to be held by the ESOP. According to the Company, Ms. Vitale and Mr. Bullock are the trustees of the ESOP and are entitled to vote such shares; therefore, they are also reported to have shared power to vote such shares. Trustees are, among other things, required to vote in a manner consistent with the fiduciary duties imposed by ERISA.

(4) The beneficial ownership reported for Mr. Bullock includes 6,270 shares of Common Stock allocated to Mr. Bullock under the ESOP; 550,000 shares of Common Stock issuable upon exercise of options exercisable within sixty days; and 4,750,000 shares said to be held by the ESOP and not allocated to the accounts of participants therein. According to the Company, Ms. Vitale and Mr. Bullock are the trustees of the ESOP and are entitled to vote such shares; therefore, they are reported to have shared power to vote such shares. Trustees are, among other things, required to vote in a manner consistent with the fiduciary duties imposed by ERISA.

(5) The beneficial ownership reported for Ms. Vitale includes 3,500 shares of Common Stock owned by Ms. Vitale; 1,000,000 shares of Common Stock issuable upon exercise of options exercisable within sixty days; and 4,750,000 shares said to be held by the ESOP and not allocated to the accounts of participants therein. According to the Company, Ms. Vitale and Mr. Bullock are the trustees of the ESOP and are entitled to vote such shares; therefore, they are reported to have shared power to vote such shares. Trustees are, among other things, required to vote in a manner consistent with the fiduciary duties imposed by ERISA.

(6) The beneficial ownership reported for Mr. Hedley includes 79,500 shares of Common Stock issuable upon exercise of certain warrants to purchase Common Stock of the Company, which the Company has issued or is obligated to issue to New World Capital Markets, Inc. or NWCM Ltd., as described more fully in Note (3) to the table relating to the Committee's Slate; and 250,000 shares of Common Stock issuable upon exercise of options exercisable within sixty days.

(7)  The beneficial ownership reported for Ms. Gladstone includes
17,045 shares of Common Stock owned by Ms. Gladstone; and 50,000 shares of Common Stock issuable upon exercise of options exercisable within sixty days.



(8) The beneficial ownership reported for the directors and executive officers of the Company includes 26,815 shares of Common Stock owned by or allocated under the ESOP to them; 1,929,500 shares of Common Stock issuable upon exercise of warrants or options exercisable within sixty days; and 4,750,000 shares said to be held by the ESOP and not allocated to the accounts of participants therein. According to the Company, Ms. Vitale and Mr. Bullock are the trustees of the ESOP and are entitled to vote such shares; therefore, they are reported to have shared power to vote such shares. Trustees are, among other things, required to vote in a manner consistent with the fiduciary duties imposed by ERISA.


                    EXPENSES OF SOLICITATION

          The expense of preparing and mailing this Proxy Statement and any other soliciting materials and the total expenditures relating to the solicitation of proxies will be borne by the Committee and participants. In addition to the use of the mails, proxies may be solicited by members of the Committee and/or their employees or their affiliates' employees by telephone, telegram and personal solicitation. No additional compensation will be paid to those persons engaged in such solicitation. The Committee has not yet determined whether it will engage the services of a soliciting firm to assist in the solicitation of proxies.

          The Committee estimates that its total expenditures relating to the solicitation of proxies will be approximately
$100,000, depending upon circumstances. The expenditures to date relating to this solicitation have been $1,000.

          The costs of the solicitation will be borne by the members of the Committee and participants. The Committee presently intends to seek reimbursement from the Company for reasonable expenses in connection with this solicitation, and does not plan to submit the question of such reimbursement to the vote of the Stockholders.


                          VOTE REQUIRED

          A majority of the shares of Common Stock and Voting Preferred Stock represented in person or by proxy and entitled to vote is required for approval of matters to be presented at the Annual Meeting, except for the election of directors, which requires a plurality of the votes cast of Common Stock and Voting Preferred Stock, counted as a single class, represented in person or by proxy and entitled to vote at the Annual Meeting. Pursuant to Section 211(c) of the Delaware General Corporation Law and the order of the Court of Chancery of the State of Delaware described herein under the caption "Annual Meetings," the shares of stock represented at the Annual Meeting, either in person or by proxy, and entitled to vote thereat, shall constitute a quorum for the purpose of such meeting, notwithstanding any provision of the Company's certificate of incorporation or bylaws to the contrary.

          Each share of Common Stock and each share of Voting Preferred Stock is entitled to one vote. Shares of Common Stock or Voting Preferred Stock whose holders either are present in person at the Annual Meeting but not voting, or have submitted proxies with respect to which authority has been withheld, will be treated as present at the Annual Meeting only for the presence or absence of a quorum for the transaction of business and will be disregarded in determining the votes cast for purposes of the election of directors. Unmarked proxies submitted by intermediaries that are record holders of Common Stock beneficially owned by others will be treated in a similar manner.


                      STOCKHOLDER PROPOSALS

          In accordance with the rules of the Securities and Exchange Commission, any proposal of a Stockholder intended to be presented at the Company's 1998 Annual Meeting of Stockholders must be received by the Company by February 1, 1998 in order for the proposal to be considered for inclusion in the Company's notice of meeting, proxy statement and proxy relating to the 1998 Annual Meeting.


                     ADDITIONAL INFORMATION

          Reference is made to the Company's Proxy Statement for information concerning the Company's management and directors and the Company's independent public accountants.

                           APPENDIX A

                 TRANSACTIONS IN COMMON STOCK BY
         MEMBERS OF THE COMMITTEE AND OTHER PARTICIPANTS
                    DURING THE PAST TWO YEARS

Peter J. Catalano and Dana V. Catalano(1)

       Date          Nature of Transaction    Number of Shares
       ----          ---------------------    ----------------

December 20, 1996           Purchase               45,000
October 25, 1996            Purchase               10,000
October 25, 1996            Purchase               11,000
October 25, 1996            Purchase               10,000
November 25, 1996           Purchase                9,000
February 21, 1997           Purchase               15,000
March 10, 1997              Purchase               20,000


(1) Pursuant to the rules of the Securities and Exchange Commission, and interpretations thereof, Mr. Catalano may be deemed to be the beneficial owner of the Common Stock owned of record by his spouse Dana V. Catalano; Mr. Catalano disclaims personal beneficial ownership of such shares. All transactions reported herein were executed for the account of Ms. Catalano.


Jerry Chalmers McCall, Ph.D.


       Date           Nature of Transaction   Number of Shares
       ----           ---------------------   ----------------

Previously Owned                                      385

April 21, 1995              Purchase               10,000
May 17, 1995                Purchase               10,000
May 23, 1995                Purchase               20,000
May 31, 1995                Purchase               10,000
May 31, 1995                Purchase               10,000
June 6, 1995                Purchase               20,000
June 12, 1995               Purchase               10,000
July 11, 1995               Purchase               10,000
September 7, 1995           Purchase                7,500
September 7, 1995           Purchase                2,500
September 8, 1995           Purchase               13,500
September 21, 1995            Sale                 10,000
September 27, 1995          Purchase                2,500
October 6, 1995             Purchase               33,350
November 14, 1995           Purchase               15,000
November 16, 1995           Purchase               13,000
November 24, 1995           Purchase               12,000
January 19, 1996            Purchase               10,000


Eliezer Becher


       Date           Nature of Transaction   Number of Shares
       ----           ---------------------   ----------------

Previously Owned                                   60,000

November 14, 1995           Purchase                5,000
July 22, 1996               Purchase               10,000


 PLEASE MARK VOTE IN OVAL IN THE FOLLOWING MANNER USING DARK INK
                            ONLY. [/]

[
   ]
        A VOTE FOR ITEM 1 IS RECOMMENDED BY THE COMMITTEE
                      ---
                                                          FOR
                                                          ALL
                                             FOR  WITHHOLD
EXCEPT

1.  Election of Directors:

Peter J. Catalano  Stephan A. Fitch  John H. Glassey    //     //
//

INSTRUCTION: To withhold authority to vote for an individual nominee, write that nominee's name in the following space:


------------------------------------------------


-------------------------------  -------------------------------
---                              ---
                     Signature                        Signature

THIS PROXY WILL BE VOTED IN      Please sign exactly as your
ACCORDANCE WITH SPECIFICATIONS   name or names appear hereon.
MADE. IF NO CHOICES ARE          For joint accounts, both owners
INDICATED, THIS PROXY WILL BE    should sign.  When signing as
VOTED FOR ITEM 1.                executor, administrator,
         ---                     attorney, trustee or guardian,
                                 etc., please give your full
                                 title.

                   EUROPA CRUISES CORPORATION

           PROXY FOR ANNUAL MEETING ON APRIL 18, 1997

              THIS PROXY IS SOLICITED ON BEHALF OF
  THE COMMITTEE TO IMPROVE STOCKHOLDER VALUE OF EUROPA CRUISES
                           CORPORATION


          The undersigned hereby appoints Peter J. Catalano, Stephan A. Fitch and Jerry C. McCall proxies, each with the power to appoint his substitute and with authority in each to act in the absence of the other, to represent and to vote all shares of stock of Europa Cruises Corporation which the undersigned is entitled to vote at the Annual Meeting of Stockholders of Europa Cruises Corporation to be held at the North Redington Beach Hilton, 17120 Gulf Boulevard, North Redington Beach, Florida 33708 on Friday, April 18, 1997 at 9:00 a.m., local time, and any adjournments thereof, as indicated on the proposals described in the Proxy Statement, and all other matters properly coming before the meeting.

  IMPORTANT--THIS PROXY MUST BE SIGNED AND DATED ON THE REVERSE
                              SIDE.